PRESS RELEASE

                                Exhibit 99 (a)

FOR IMMEDIATE RELEASE
TUESDAY
OCTOBER 18, 1994

CONTACT PERSON:          STACY DUCKETT
                         DIRECTOR, CORPORATE COMMUNICATIONS
                         (501) 688-8229

               TOP GREEN INTERNATIONAL INTRODUCES CHINA TO TCBY

LITTLE ROCK, AR - OCTOBER 18, 1994 - Top Green International, TCBY's master franchisee in China, has opened its first frozen yogurt stores in Shanghai, Hangshou, and Tienjin. To date the Tienjin location is selling approximately 1,500 "TCBY" Yog-A-Bar Treats per day.

"We plan to make TCBY synonymous with frozen yogurt and ice cream for China's masses," says Neil Friedman, Top Green's New York-based partner, who along with Hong Kong partner Sterry Chong secured the China franchise for the frozen-yogurt chain.

Top Green and TCBY have been a presence in China since early 1994 when, in a joint venture with Huzhou Zhen Yuan Tong Food Stuff Manufacturer, they opened a $3 million, state-of-the-art frozen yogurt and ice cream manufacturing facility in the city of Huzhou, located in the Zhejang province. The plant, which employs 450 people, produces a variety of "TCBY" frozen yogurt, ice cream and novelty products and is expected to produce approximately 97 million "TCBY" Yog-A-Bars per year.

The initial "TCBY" product line is being distributed throughout the Shanghai region in "TCBY" stores, department stores, push carts and retail food stores. According to Top Green, it plans to open an additional 40 locations by the end of the year, with its first Hong Kong location expected to open in late 1994 or early 1995.

This venture into the frozen dessert  industry is a first for Friedman  and
Chong, who  both share  backgrounds in  the textile  industry.   Top  Green
signed a master f  ranchise agreement for China in September  1993 with TCBY
International,  a   subsidiary   of  Little   Rock,   Arkansas-based   TCBY
Enterprises, Inc., and has since invested about $8 million in expansion efforts. Top Green is also the master franchisee for Hong Kong and Macao.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, novelty products, and custom foodservice vehicles, and markets traditional style cup yogurt and foodservice equipment. The Company is the largest franchisor, licensor, and operator of frozen yogurt locations in the world.

                                       PRESS RELEASE

                                Exhibit 99 (b)

FOR IMMEDIATE RELEASE
THURSDAY
NOVEMBER 3, 1994
CONTACT PERSON:               STACY DUCKETT, DIRECTOR
                              CORPORATE COMMUNICATIONS
                              (501) 688-8229

                         TCBY CHOSEN FOR INCLUSION IN
                 STANDARD & POOR'S SMALLCAP STOCK PRICE INDEX

LITTLE ROCK, AR - November 3, 1994 - TCBY Enterprises, Inc., has been chosen for inclusion in the S&P SmallCap 600, a new index designed by Standard & Poor's to track the stock performance of small-capitalization companies with market value ranging from $80 million to $600 million.

TCBY is one of 600 domestic companies included in the S&P SmallCap 66, with a combined market capitalization of $181 billion as of September 30, 1994. The median market capitalization of stocks in the Index is approximately $267 million.

TCBY was chosen for inclusion by Standard & Poor's after a careful evaluation of its size, liquidity and industry representation.

According to Standard & Poor's, inclusion in the S&P SmallCap 600 could provide TCBY with increased visibility, wider coverage by securities analysts and increased trading in its stock, as institutional investors create investment portfolios which mirror the index.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, novelty products, custom foodservice vehicles and markets traditional style cup yogurt and foodservice equipment. The Company is the largest franchisor, licensor and operator of frozen yogurt locations in the world.

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
                                 PRESS RELEASE

                                Exhibit 99 (c)

FOR IMMEDIATE RELEASE
MONDAY
NOVEMBER 14, 1994
CONTACT PERSON:                    STACY DUCKETT, DIRECTOR
                                   CORPORATE COMMUNICATIONS
                                   (501) 688-8229

                     TCBY TO EXPAND TO HONG KONG AND MACAO

LITTLE ROCK, AR - November 14, 1994 - Top Green International, the master franchisee for TCBY in China, has been awarded franchise development rights for "TCBY" products in Hong Kong and Macao.

Three locations were recently opened in China by Top Green International. The Hong Kong and Macao developments will consist of 6 stores over a 5-year period.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, novelty products, custom foodservice vehicles, and markets traditional style cup yogurt and foodservice equipment. The Company is the largest franchisor, licensor and operator of frozen yogurt stores in the world.

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
                                 PRESS RELEASE

                                Exhibit 99 (d)

FOR IMMEDIATE RELEASE
TUESDAY
DECEMBER 13, 1994
CONTACT PERSON:                    STACY DUCKETT
                                   CORPORATE COMMUNICATIONS
                                   501-688-8229


                       TCBY CONTINUES FAR EAST EXPANSION

LITTLE ROCK, AR - December 13, 1994 - TCBY ENTERPRISES, INC. (NYSE:TBY) - Top Green International, the master franchisee for "TCBY" frozen yogurt in China, has been awarded franchise development rights for "TCBY" products in Hong Kong and Macao by TCBY International.

According to Neil Friedman, Top Green's New York partner, the first "TCBY" store will be opened in Hong Kong in April 1995. The 1,000+ square foot store will be located in Causeway Bay with a seating capacity of 40 people.

"Top Green has established a training facility, Yogurt U, in Hong Kong with the idea of preparing up to 20 franchisees in the area," Friedman said.

In the Far  East, Top Green  has opened its  third location in  China.   In
addition, TCBY has 107 stores open in Japan, Thailand and Korea.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, novelty products, and custom foodservice vehicles, and markets traditional style cup yogurt and foodservice equipment. The Company is the largest franchisor, licensor and operator of frozen yogurt stores in the world.

                                 PRESS RELEASE

                                Exhibit 99 (e)

FOR IMMEDIATE RELEASE
FRIDAY
DECEMBER 30, 1994
CONTACT PERSON:                    STACY DUCKETT
                                   CORPORATE COMMUNICATIONS
                                   501-688-8229


                TCBY ENTERPRISES, INC. ANNOUNCES
       PROMOTION OF JIM FINK TO EXECUTIVE VICE PRESIDENT

LITTLE ROCK, AR - December 30, 1994 - TCBY ENTERPRISES, INC. (NYSE:TBY) has announced that Jim Fink has been promoted to Executive Vice President of the Company.

Mr. Fink joined the Company in 1987 as Vice President of Accounting. He received his undergraduate degree in Business Administration from Rhodes College in Memphis in 1979. He was with Ernst & Young before coming to TCBY. Mr. Fink holds a CPA certification.

                                 PRESS RELEASE

                                Exhibit 99 (f)

FOR IMMEDIATE RELEASE
FRIDAY
DECEMBER 30, 1994
CONTACT PERSON:                    STACY DUCKETT
                                   CORPORATE COMMUNICATIONS
                                   501-688-8229


              TERRY ELLIOTT PROMOTED TO EXECUTIVE VICE PRESIDENT
                              OF TCBY ENTERPRISES

LITTLE ROCK, AR - December 30, 1994 - TCBY Enterprises, Inc. (NYSE:TBY) has announced that Terry Elliott has been promoted to Executive Vice President of TCBY Enterprises, Inc.

Mr. Elliott joined the Company in September of this year. He previously served as Senior Partner and Office Managing Partner with Ernst & Young's Little Rock Office.

                                 PRESS RELEASE

                                Exhibit 99 (g)

FOR IMMEDIATE RELEASE
FRIDAY
DECEMBER 30, 1994
CONTACT PERSON:                    STACY DUCKETT
                                   CORPORATE COMMUNICATIONS
                                   501-688-8229


                 TCBY ENTERPRISES, INC. ANNOUNCES PROMOTION OF
                 GENE WHISENHUNT TO SENIOR VICE PRESIDENT AND
                           CHIEF ACCOUNTING OFFICER

LITTLE ROCK, AR - December 30, 1994 - TCBY ENTERPRISES, INC. (NYSE:TBY) has announced that Gene Whisenhunt has been promoted to Senior Vice President and Chief Accounting Officer of TCBY Enterprises, Inc. He will be responsible for the accounting functions of the Company.

Mr. Whisenhunt has been with the Company since 1989. He obtained his undergraduate degree in Accounting from Ouachita Baptist University, and a Master's Degree in Business Administration from Louisiana Tech University. He holds a CPA certification.

                                 PRESS RELEASE

                                Exhibit 99 (h)

FOR IMMEDIATE RELEASE
FRIDAY
DECEMBER 30, 1994
CONTACT PERSON:                    STACY DUCKETT
                                   CORPORATE COMMUNICATIONS
                                   501-688-8229



                 TCBY ENTERPRISES, INC. ANNOUNCES PROMOTION OF
                     JOHN ROGERS TO SENIOR VICE PRESIDENT,
               CHIEF INFORMATION OFFICER AND ASSISTANT TREASURER

LITTLE ROCK, AR - December 30, 1994 - TCBY ENTERPRISES, INC. (NYSE:TBY) has announced that John Rogers has been promoted to Senior Vice President, Chief Information Officer and Assistant Treasurer for the Company. Mr. Rogers' primary responsibilities will involve Management Information Systems and budgeting.

Mr. Rogers has been with Company since 1986. He received his undergraduate degree in Accounting and Data Processing from the University of Southern Mississippi. He holds a CPA certification.

                                 PRESS RELEASE

                                Exhibit 99 (i)

FOR IMMEDIATE RELEASE
WEDNESDAY
JANUARY 11, 1995
CONTACT PERSON:                    STACY DUCKETT
                                   CORPORATE COMMUNICATIONS
                                   501-688-8229

           TCBY REPORTS RECORD TOTAL SALES AND FRANCHISING REVENUES
                                   FOR 1994

TCBY Enterprises, Inc., (NYSE:TBY) today announced record total sales and franchising revenues for the year ended November 30, 1994. Total sales and franchising revenues increased 27 percent to $152,471,000 in fiscal 1994 from $120,477,000 in the prior year. Net income was $7,552,000, or $.30 per share in fiscal 1994, up from $6,409,000, or $.25 per share, for fiscal 1993, an increase of 20 percent in earnings per share.

Same store sales for Company-owned and franchised stores combined increased
3.6 percent in fiscal 1994, compared to a decrease of 1.7 percent in fiscal 1993. As of November 30, 1994, there were 2,801 locations, which included 1,245 domestic franchised or licensed stores, 141 international franchised or licensed stores, 96 Company-owned stores, and 1,319 non-traditional
locations.  This represents a net   increase of 327 locations for  the year.
Average store sales for fiscal 1994 increased to $212,000, up from $202,000
in fiscal  1993.    Store  sales comparisons  do  not  include  sales  from
non-traditional locations such as airports, educational facilities and hospitals.

Total sales and franchising revenues for the fourth quarter of fiscal 1994 were $34,196,000 as compared to $26,206,000 for the fourth quarter of fiscal 1993. Net income for the fourth quarter of fiscal 1994 was $130,000, or $.01 per share, compared to $458,000, or $.02 per share, in the prior year. In the fourth quarter of fiscal 1994, same store sales for Company-owned and franchised stores combined increased 3.4 percent, as compared to a decrease of 1.6 percent in fiscal 1993. The substantial increase in total sales and franchising revenues is primarily attributable to yogurt sales to the retail grocery trade. This change in the sales mix resulted in an increase in the cost of sales ratio and higher selling, general and administrative expenses in the fourth quarter.

"TCBY" hardpack frozen yogurt and "TCBY" Traditional Style Yogurt products are now in nationwide distribution to the retail grocery trade. Total sales to the retail grocery trade represented 33 percent of the Company's sales (excluding franchising revenues) in fiscal 1994, compared to 12 percent in fiscal 1993.

As of  November  30,  1994  "TCBY" produ     cts were  licensed  for  sale  and
distribution in 25 foreign countries. To support its international growth and development, the Company now has licensed production of its frozen yogurt products in manufacturing facilities in Canada, Japan, China, Korea and Costa Rica.

"TCBY Enterprises continues to grow. 1994 was a record year for total sales and franchising revenues for the Company, and the 20 percent increase in earnings per share is very encouraging. The improvements in both average and same store sales are a significant accomplishment for the system. During the year, the Company launched its first national television campaign in several years, introduced many new products to consumers and continued to expand the availability of "TCBY" products through non-traditional and retail grocery outlets. As a result, "TCBY" brand awareness has returned to record levels. We are pleased with the results of 1994, and look forward to continuing this progress in 1995 and beyond," said Frank D. Hickingbotham, Chairman of the Board and CEO.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, novelty products and custom foodservice vehicles, and markets refrigerated yogurt and foodservice equipment. The Company is the largest franchisor, licensor and operator of frozen yogurt stores in the world.

                           TCBY Enterprises, Inc.
                        Selected Financial Highlights
                  (In Thousands, Except Per Share Amounts)
                                 (Unaudited)

                                 Three Months Ended        Year Ended
                                    November 30            November 30
                                   1994      1993         1994     1993
Operating Results
Sales & Franchising Revenue      $ 34,196  $ 26,206    $152,471  $120,477
Net Income                       $    130  $    458    $  7,552  $  6,409
Net Income Per Share             $    .01  $    .02    $    .30  $    .25
Average Shares Outstanding         25,590    25,516      25,523    25,606
Dividends Paid Per Share         $    .05  $    .05    $    .20  $    .20

                                    November 30               November 30
                                        1994                      1993
Financial Position
Current Assets                       $ 58,968                  $ 53,200
Current Liabilities                  $ 12,458                  $  8,834
Property, Plant & Equipment (Net)    $ 56,844                  $ 53,915
Total Assets                         $142,280                  $128,691
Long-term Debt                       $ 15,910                  $ 11,487
Stockholders' Equity                 $108,274                  $105,231

                                    -30-

                                 PRESS RELEASE

                                Exhibit 99 (j)
FOR IMMEDIATE RELEASE
MONDAY
JANUARY 23, 1995
CONTACT PERSON:                    STACY DUCKETT
                                   CORPORATE COMMUNICATIONS
                                   501-688-8229

                  TCBY TO ROLL OUT TREATS CONCEPT NATIONWIDE

LITTLE ROCK, AR - MONDAY, JANUARY 23, 1995 - TCBY ENTERPRISES, INC., (NYSE:TBY) today announced following a successful test program with Company-owned and franchised stores, TCBY Systems, Inc. will roll out its new "TCBY" Treats concept nationwide.

The new "TCBY" Treats stores will feature sixteen flavors of hand-dipped frozen yogurt and premium ice cream products daily, in addition to Paradise Ice shaved ice and its traditional soft serve frozen yogurt products. The stores will also undergo an external and internal make-over, giving them a fresh new look.

The test program was initiated in April 1994 in two franchised markets. This limited test was then expanded into Dallas Company-owned stores in June. The "TCBY" Treats stores in the Dallas market experienced an 8.3% improvement in the same store sales during the test period. Based upon positive results, the decision was made to roll the program out nationwide.

"The introduction of the "TCBY" Treats concept has helped bring in a broader range of customers and has helped us increase traffic," said Gary Albertazzie, franchisee in Morgantown, West Virginia.

"Response to the quality and wide variety of flavors in our "TCBY" Treats stores has been terrific," Jim Sahene, President, TCBY Systems, Inc., said. "We're finding that many families now buy their frozen yogurt and their premium ice cream from us, instead of dividing these purchases with ice cream shops."

Approximately twenty percent of the eleven hundred plus stores in the system have already responded positively, Sahene added. Ninety-seven Treats stores are already opened and another 161 stores are under development. "And, we've just announced the national program," Sahene said.

Terry Schmidt, franchisee from Omaha, Nebraska, reacted to test results at his store by commenting, "I see the introduction of ice cream as an important step in our becoming a full-fledged treat shop."

The new decor for packaging, dress and interior design is burgundy and the traditional "TCBY" green. In addition to a sixteen-bin dipping cabinet, brass lighting has been installed along with new menu boards and exterior signage now featuring the "TCBY" Treats logo.

Consumer feedback has been extremely favorable in the test areas, according to Sahene. "Reception to the quality of the hand-dipped frozen yogurt and premium ice cream has been especially positive."

According to franchisee James Wheatley  of Harrisonburg, Virginia, "We  are
seeing new customers come  into the store.   They really love our  expanded
variety of products and flavors."

This rollout comes at a time when TCBY continues to have positive sales increases. In 1994, TCBY Systems had a 3.6% same store sales increase. "The "TCBY" Treats program is part of the strong momentum that the Company has going into 1995," Sahene said.

The best-selling hand-dipped frozen yogurt flavors to date are Peanut Butter Fudge, Mint Chocolate Chip and Cookies 'n Cream. The best-selling hand-dipped ice cream flavors are Rainbow Cream, Cookies and Cream and Pralines & Cream.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, novelty products and custom foodservice vehicles, and markets refrigerated yogurt and foodservice equipment. The Company is the largest franchisor, licensor and operator of frozen yogurt stores in the world.

Gary Albertazzie              (304) 598-8229
Terry Schmidt                 (402) 496-0170
James Wheatley                (703) 434-6177

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